Weitzel Financial Services, Inc.
Dubuque, Iowa

Financial Statements and Report of Independent Registered
Public Accounting Firm Pursuant to Rule 17a-5

December 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-43093

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2017___ AND ENDING ___12/31/2017___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weitzel Financial Services, Inc.

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

2477 John F Kennedy Road
(No. and Street)

Dubuque	IA	52002-2833
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy J. Weitzel   563-583-6020

                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, middle name)

9645 W. Lincolnway Lane, Suite 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Timothy J. Weitzel _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weitzel Financial Services, Inc. _____ , as of December 31 _____, 20 17 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



RAY A QUINT
Commission Number 710099
My Commission Expires:
05/22/19

_____
Signature

_____
President
Title

~Ray A. Quint~
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Weitzel Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Weitzel Financial Services, Inc., (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Weitzel Financial Services, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Weitzel Financial Services, Inc.'s auditor since 2017.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 15, 2018

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
3809 Belmont Boulevard I Sarasota, FL 34232

Weitzel Financial Services, Inc.
Statement of Financial Condition
December 31, 2017

ASSETS

Current Assets

Cash	$	81,232
Commissions Receivable		212,686
FINRA Holding Account		553
Prepaid		2,844
Total Current Assets		297,315

Property and Equipment

Equipment	30,447
Vehicles	96,391
Software	8,937
Total Fixed Assets	135,775
Less: Accumulated Depreciation	(105,010)
Net Fixed Assets	30,765

Intangible Assets

Customer Lists	17,000
Less: Accumulated Amortization	(17,000)
Net Intangible Assets	0

Total Assets	$	328,080

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Commissions Payable	$	8,941
Accrued Payroll		15,402
Accrued Compensated Absences		3,203
Total Liabilities		27,546

Stockholders' Equity

Common Stock, $10 Par Value, 1,000,000 Shares Authorized	
2,000 Shares Issued and Outstanding	20,000
Additional Paid-In Capital	46,192
Retained Earnings	234,342
Total Stockholders' Equity	300,534

Total Liabilities and Stockholders' Equity	$	328,080

The accompanying notes are an integral part of the financial statements.

Weitzel Financial Services, Inc.
Notes to Financial Statements
December 31, 2017

NOTE 1. Summary of Significant Accounting Policies

Organization and Nature of Operations

Weitzel Financial Services, Inc. (the Company) is a registered Broker/Dealer and a member of the Financial Industry Regulatory Authority, Inc (FINRA). The Company is registered with the Securities and Exchange Commission (SEC).

The company was originally formed as an Iowa domiciled corporation in October of 1969 for general business purposes under the name of Builders Development Corporation. Weitzel Financial Services, Inc. was established in August 1990. The company has operated as a registered broker/dealer and independent insurance agency since January 1991 and has been offering investment advisory services since September of 2017. The company transacts business in mutual funds, annuities, and life products along with providing investment advisory services in financial planning and portfolio management.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company instructs customers to invest directly with the fund into which the customer is investing.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation. All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Weitzel Financial Services, Inc.
Notes to Financial Statements (Continued)
December 31, 2017

NOTE 1. Summary of Significant Accounting Policies (Continued)

Trade-date Basis

Commission revenue and related expenses are recorded on a trade-date basis.

Commissions Receivable

Commissions receivable are uncollected obligations due from mutual fund and insurance companies under normal trade terms. Commissions receivable are recorded at an amount computed by multiplying the stated commission rate, set by the mutual fund or insurance company, by the total amount invested by the client or the value of the insurance policy. Interest is not accrued on commission receivable. Management believes that, based on industry practice and collection history, the commissions receivable balance at December 31, 2017, is collectable in full, and accordingly, no allowance for doubtful accounts has been recorded.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful life of the assets, which range from 3 to 10 years. Depreciation expense totaled $21,384 for the year ended December 31, 2017.

Expenditures for maintenance and repairs are charged to expenses as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Intangible Assets

Intangible assets are stated at cost and are amortized using the straight-line method over a period of 15 years. Amortization expense was $567 for the year ended December 31, 2017.

Impairments

Management reviews assets on an annual basis for possible impairment. Management considers assets to not be impaired and therefore has not reported any impairment loss.

Income Recognition

Income is derived from the commissions, brokerage fees, and service fees charged. Income is recognized when earned in accordance with generally accepted accounting principles.

NOTE 1. Summary of Significant Accounting Policies (Continued)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 Revenue from Contracts with Customers. The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. This standard also includes expanded disclosure requirements that result in an entity providing users of financial statements with comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts with customers. This standard will be effective for the calendar year ending December 31, 2019. The Company is currently in the process of evaluating the impact of adopting this ASU on the financial statements.

NOTE 2. Advertising Costs

The Company's management has elected to expense advertising costs as they are incurred. Advertising costs totaled $2,149 for the year ended December 31, 2017.

NOTE 3. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Concentration of credit risk exists when changes in economic, industrial, or geographic factors similarly affect groups of counterparts, the Company operates in the Northeastern Iowa, Southwestern Wisconsin, and Northwestern Illinois areas. This demographic makes the Company dependent upon the respective regions' economic conditions.

Weitzel Financial Services, Inc.
Notes to Financial Statements (Continued)
December 31, 2017

NOTE 4. Simple IRA

The Company offers its employees a Simple IRA plan. Employees must earn at least $5,000 per year during any one preceding year and be expected to earn at least $5,000 in the current year to be eligible to participate in the plan. Employer and employee contributions are vested immediately. The Company will contribute 100 percent of the first 3 percent of compensation that employees contribute to the plan. The Simple IRA match was $11,551 for the year ended December 31, 2017

NOTE 5. Income Taxes

Effective November 1, 2013, the Company elected to be taxed as an S Corporation, whereby income is reported to the stockholder's income tax return. As a result, no federal income tax provision is made by the Company.

NOTE 6. Operating Leases

The Company has entered into an 18-month lease for office space, which includes base rent, janitorial services, and routine cleaning and maintenance, effective January 1, 2017 through June 30, 2018. The Company has extended the lease an additional 12 months, effective July 1, 2018, through June 30, 2019. Total rent expense for the year ended December 31, 2017 was $46,180.

In the event a storage space is converted to office space by the Company, an additional amount of $323 will be incurred on a monthly basis.

The Company has entered into a 36-month lease for a 2017 Jeep Grand Cherokee effective April 13, 2017 through March 13, 2020. Total lease expense for the year ended December 31, 2017 was $4,275.

Future minimum lease payments are as follows:

Year Ending December 31,	Amount
2018	$ 52,573
2019	29,483
2020	1,425
	$ 83,481

NOTE 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 at December 31, 2017, and the ratio of aggregate indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2017, the Company had net capital of $84,586, which was $79,586 in excess of its required net capital of $5,000 and its aggregate indebtedness was $27,547. The Company's ratio of aggregated indebtedness to net capital was .33 to 1 at December 31, 2017.

NOTE 8. Contingencies

The Company's management has indicated that there are no commitments or guarantees against the assets of the Company. In addition, they have also indicated that there are no contingencies regarding litigation or arbitration.